FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35944

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan

201 Mittel Drive

Wood Dale, Illinois 60191

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

Financial Statements

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Those Charged with Governance of the Plan

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

Wood Dale, Illinois

We have audited the accompanying statement of net assets available for benefits of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

October 13, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Directors

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

Wood Dale, Illinois

We have audited the accompanying statement of net assets available for benefits of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Indianapolis, Indiana

June 24, 2016

FINANCIAL STATEMENTS

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

ASSETS	2016	2015
Investments, at fair value	$9,189,394	$7,847,637
Notes receivable from participants	186,088	126,239
Other contribution receivable	51,142	49,439

Total Assets	9,426,624	8,023,315

LIABILITIES
Excess contributions payable	147,550	117,723

NET ASSETS AVAILABLE FOR BENEFITS	$9,279,074	$7,905,592

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$278,404
Interest and dividend income	331,144

609,548

Interest income on notes receivable from participants	7,467

Contributions
Participant	1,308,982
Rollover	9,357

1,318,339

Total additions	1,935,354

Deductions from net assets attributed to:
Benefits paid to participants	539,919
Administrative expenses	21,953

Total deductions	561,872

NET INCREASE	1,373,482

Net assets available for benefits, beginning of year	7,905,592

Net assets available for benefits, end of year	$9,279,074

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan's provisions.

1.	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of Power Great Lakes, Inc. (the “Company”), a wholly-owned subsidiary of Power Solutions International, Inc. (“PSI”). Employees are eligible to contribute to the Plan and receive discretionary employer matching contributions on the first day of a calendar quarter upon attaining age 21. Employees are eligible to participate in discretionary profit sharing contributions upon completing 501 hours of service and being employed on the last day of the plan year. Employees represented by a collective bargaining agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

The Plan is funded by voluntary contributions of participants and discretionary matching and profit sharing contributions of the Company. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue a discretionary matching or profit sharing contribution to the Plan for the year ended December 31, 2016.

3.	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds made available and determined by the Plan Administrator. Participants may change their investment options at any time. The participant may also elect to invest in an employer stock fund or an individually directed brokerage account held by TD Ameritrade.

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s discretionary matching and profit sharing contributions, and an allocation of plan earnings. The Company’s discretionary matching contribution is allocated based on a percentage of the participant’s contribution. The Company’s discretionary profit sharing contribution is allocated as of the last day of the plan year and is based on a ratio of each eligible participant’s compensation to total compensation for all eligible participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A – DESCRIPTION OF THE PLAN (Continued)

5.	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 20% vested after one year of service and continues to vest at the rate of 20% for each successive year until 100% vested after five years of service. In the event of death, disability, or retirement at designated ages, a participant becomes fully vested.

6.	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installment payments, or a direct rollover distribution. If a participant’s vested account balance is less than $1,000 upon termination, the participant will receive a mandatory distribution.

7.	Notes Receivable from Participants

Notes receivable represent amounts due from participants. Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest at 4.25% to 4.50%. Principal and interest are paid through payroll deductions over a period not to exceed five years. Related interest income totaled $7,467 for the year ended December 31, 2016.

8.	Administrative Expenses

Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

9.	Forfeitures

At December 31, 2016 and 2015, unallocated plan assets resulting from forfeited nonvested accounts totaled $1,183 and $1,071, respectively. These accounts are first used to pay administrative expenses or to reduce future Company contributions, and any remaining forfeitures are allocated to participants. No forfeitures were used or allocated to participants during 2016.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

3.	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Accounting for Uncertainty in Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

6.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

7.	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

8.	Reclassifications

Some items in the prior year financial statements and footnote disclosures were reclassified to conform to the current presentation. The reclassifications had no effect on prior year net assets available for benefits or the prior year net increase in net assets available for benefits.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE C – FAIR VALUE MEASUREMENTS

Current accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include the following:
*	Quoted prices for similar assets or liabilities in active markets;
*	Quoted prices for identical or similar assets or liabilities in inactive markets;
*	Inputs other than quoted prices that are observable for the asset or liability;
*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan's investments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE C – FAIR VALUE MEASUREMENTS (Continued)

Stable value collective trust fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Self-directed brokerage accounts: Self-directed brokerage accounts may include mutual funds, common stocks and interest bearing money market accounts. Mutual funds are valued at the daily closing price as reported by the fund. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Money market funds are valued at their NAV.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015.

	Plan Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$7,977,878	$—	$—	$7,977,878
Self-directed brokerage accounts	248,242	—	—	248,242
Common stocks	59,288	—	—	59,288
Interest bearing cash accounts	8,993	—	—	8,993

Total assets in the fair value hierarchy	$8,294,401	$—	$—	8,294,401

Investments measured at NAV*				894,993

Investments, at fair value				$9,189,394

	Plan Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,835,246	$—	$—	$6,835,246
Self-directed brokerage accounts	300,742	—	—	300,742
Common stocks	77,379	—	—	77,379
Interest bearing cash accounts	8,173	—	—	8,173

Total assets in the fair value hierarchy	$7,221,540	$—	$—	7,221,540

Investments measured at NAV*				626,097

Investments, at fair value				$7,847,637

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE C – FAIR VALUE MEASUREMENTS (Continued)

*	Certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016, and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable value fund	$894,993	$—	Immediate	12 Months

	December 31, 2015
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable value fund	$626,097	$—	Immediate	12 Months

NOTE D – INCOME TAX STATUS

Effective July 1, 2015, the Plan adopted a nonstandardized form of a prototype plan sponsored by Fifth Third Bank. The prototype plan has received an opinion letter, dated March 31, 2014, from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE E – PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances. As further discussed in Note I – “Plan Amendment” and Note J – “Subsequent Events”, the Plan was frozen in 2017.

NOTE F – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Notes receivable from participants are considered party in interest transactions. At December 31, 2016 and 2015, notes receivable from participants, including accrued interest were $186,088 and $126,239, respectively.

At December 31, 2016 and 2015, the Plan held shares of common stock of Power Solutions International, Inc. as noted below:

	2016		2015
	Shares	Value	Shares	Value
Fifth Third Bank – PSIX stock fund	7,905	$59,288	4,240	$77,379
Self-directed brokerage accounts	2,892	21,690	2,892	52,780

Total	10,797	$80,978	7,132	$130,159

NOTE H – RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from these financial statements to the Form 5500.

	2016	2015
Net assets available for benefits per the financial statements	$9,279,074	$7,905,592
Excess contributions payable	147,550	117,723

Net assets available for benefits per the Form 5500	$9,426,624	$8,023,315

The following is a reconciliation of change in net assets per the financial statements to the Form 5500.

Change in net assets per the financial statements	$1,373,482
Change in excess contributions payable	29,827

Change in net assets per Form 5500	$1,403,309

NOTE I – PLAN AMENDMENT

Employee contributions to the Plan, other than employee loan repayments, ceased as of December 31, 2016. The Plan was frozen effective January 1, 2017 for all contributions. See Note J – “Subsequent Events” for a further discussion on the 401(k) plan established by PSI subsequent to December 31, 2016.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE J – SUBSEQUENT EVENTS

Plan management has evaluated events occurring after December 31, 2016, and have deteremined that no events or transactions, other than the items described below, have occurred subsequent to December 31, 2016, that require disclosure in the financial statements.

Effective January 1, 2017, PSI established the PSI, Inc. 401(k) Plan (“PSI Plan”). The PSI Plan is intended to supersede all existing 401(k) plans of PSI, including the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan. At inception of the PSI Plan, participants in the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan became eligible to make contributions into the PSI Plan which provides additional benefits to participating employees, including but not limited to, entry into the PSI Plan on the first day of the month following the employee’s start date with PSI, contributions on a before-tax basis and contributions designated as Roth 401(k) contributions.

Management is evaluating alternatives with respect to the continuation of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan but a final determination has not been made.

SUPPLEMENTAL INFORMATION

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	Mutual funds
	PIMCO Funds	Real Return A Fund	*	*	$244,579
	PIMCO Funds	Total Return Fund	*	*	203,220
	JPMorgan	Core Bond Fund Select	*	*	533,411
	American Beacon	Small Cap Value Fund	*	*	235,711
	T. Rowe Price	Mid-Cap Value Fund	*	*	1,207,887
	T. Rowe Price	New Horizons Fund	*	*	632,304
	Artisan	Mid Cap Investor Fund	*	*	76,533
	American Funds	Growth Fund of America	*	*	393,968
	American Funds	Fundamental Investors Fund	*	*	719,315
	American Funds	New Economy Fund	*	*	198,044
	MFS	Value R4 Fund	*	*	370,895
	American Funds	Investment Company of America Fund	*	*	212,134
	American Funds	American Balanced Fund	*	*	587,567
	American Funds	New Perspective Fund	*	*	242,425
	American Funds	EuroPacific Growth Fund	*	*	598,318
	American Funds	Capital World Growth and Income Fund	*	*	394,556
	American Funds	SMALLCAP World Fund	*	*	155,200
	American Funds	New World Fund	*	*	46,544
	Oppenheimer	International Bond Fund	*	*	126,689
	American Funds	2015 Target Retirement Date Fund	*	*	11,395
	American Funds	2020 Target Retirement Date Fund	*	*	172,721
	American Funds	2025 Target Retirement Date Fund	*	*	253,439
	American Funds	2030 Target Retirement Date Fund	*	*	127,717
	American Funds	2035 Target Retirement Date Fund	*	*	42,761
	American Funds	2040 Target Retirement Date Fund	*	*	32,180
	American Funds	2045 Target Retirement Date Fund	*	*	20,232
	American Funds	2050 Target Retirement Date Fund	*	*	138,133

(Continued)

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2016

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Common stock
	Power Solutions International, Inc.	Equity security	*	*	$59,288
	Stable value collective trust fund
	The Goldman Sachs Trust Company
		Goldman Sachs Stable Value Collective Trust Fund Class III	*	*	894,993
*	Self-directed brokerage accounts
	Various	Participant-directed brokerage accounts	*	*	248,242
*	Interest bearing cash accounts		*	*	8,993

					9,189,394
*	Notes receivables from participants	Interest at 4.25% – 4.50%
		Various maturities 2017 – 2021	*	*	186,088

					$9,375,482

All current values above represent the fair value for the respective investment.

  * Represents a party in interest.

** Cost information omitted with respect to participant- or beneficiary-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan
(Name of Plan)

Date October 13, 2017	/s/ Charles F. Avery, Jr.
Charles F. Avery, Jr.
(Chief Financial Officer of Power Solutions International, Inc.)

Exhibit Index

23.1 – Consent of Independent Registered Public Accounting Firm

23.2 – Consent of Independent Registered Public Accounting Firm